FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 26, 2005, Series 2005-FR1	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)




05065445



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: 
Name: Joseph T. Jurkowski, Jr.
Title: Vice President

Dated: August 25, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$931,685,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-FR1
Issuer

Asset-Backed Certificates, Series 2005-FR1

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

July 18, 2005

BEAR STEARNS

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$931,685,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-FR1
Asset-Backed Certificates, Series 2005-FR1

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's/S&P
Class I-A-1	$317,945,000	Floating	[1.000]	0	23	[11/25/28]	Aaa / AAA
Class I-A-2	118,435,000	Floating	[2.500]	22	36	[10/25/33]	Aaa / AAA
Class I-A-3	51,471,000	Floating	[5.746]	57	15	[06/25/35]	Aaa / AAA
Class II-A-1	201,031,000	Floating	[1.902]	0	72	[06/25/35]	Aaa / AAA
Class II-A-2	50,258,000	Floating	[1.902]	0	72	[06/25/35]	Aaa / AAA
Class M-1	82,450,000	Floating	[4.672]	44	28	[06/25/35]	Aa2 / AA
Class M-2	55,290,000	Floating	[4.352]	40	32	[06/25/35]	A2 / A
Class M-3	16,005,000	Floating	[4.264]	39	33	[06/25/35]	A3 / A-
Class M-4	15,520,000	Floating	[4.235]	38	34	[06/25/35]	Baa1 / BBB+
Class M-5	13,580,000	Floating	[4.216]	37	35	[06/25/35]	Baa2 / BBB
Class M-6	9,700,000	Floating	[4.194]	37	35	[06/25/35]	Baa3 / BBB-
Class M-7	9,215,000	Floating	[4.194]	Not	offered	hereby	Ba1 / BB+
Class M-8	9,700,000	Floating	[4.134]	Not	offered	hereby	Ba2 / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class I-A-2, Class I-A-3, Class II-A-1 and Class II-A-2 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originator:	Fremont Investment & Loan (100%).
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Swap Provider:	[To be determined].
Offered Certificates:	Approximately $739,140,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $192,545,000 mezzanine floating-rate Certificates (the "Class M Certificates"; and except for the Class M-7 Certificates and Class M-8 Certificates, together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-7, Class M-8, Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-off Date, the Mortgage Loans consisted of approximately 4,792 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $984,437,765.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 2,505 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $650 million.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 2,287 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $334 million.
Expected Pricing Date:	On or about July [18], 2005.
Closing Date:	On or about August [31], 2005.
Cut-off Date:	The close of business on August 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in September 2005.
Record Date:	For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.

Determination Date: The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period: For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.

ERISA Considerations: It is expected that the Offered Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.

Legal Investment: It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).

Tax Matters: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Optional Termination: At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class I-A-2, Class I-A-3, Class II-A-1 and Class II-A-2 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any Net Swap Payments received from the Swap Provider
3. Overcollateralization
4. Subordination
5. Cross-Collateralization

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for Realized Losses) over (ii) the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 4.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $4,850,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cashflow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in September 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I or Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [47.60]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[23.80]%	[47.60]%
M-1	[15.30]%	[30.60]%
M-2	[9.60]%	[19.20]%
M-3	[7.95]%	[15.90]%
M-4	[6.35]%	[12.70]%
M-5	[4.95]%	[9.90]%
M-6	[3.95]%	[7.90]%
M-7	[3.00]%	[6.00]%
M-8	[2.00]%	[4.00]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
September 2008 through August 2009	[3.40]%
September 2009 through August 2010	[5.30]%
September 2010 through August 2011	[6.85]%
September 2011 through August 2012	[7.70]%
September 2012 and thereafter	[7.75]%]

Realized Losses: Generally, any Realized Losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class, provided however, realized losses otherwise allocable to the Class II-A-1Certificates will first be allocated to the Class II-A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, and thereafter, such losses will be allocated to the Class II-A-1 Certificates.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap:

For any Distribution Date is the excess, if any, of (A) (1) with respect to the Class I-A Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in Loan Group I as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date; (2) with respect to the Class II-A Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in Loan Group II as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date; and (3 with respect to the Class M Certificates, the weighted average of the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in each loan group as of the as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such mortgage loans on such due date, weighted in proportion to the results of subtracting from the aggregate principal balance of the Mortgage Loans of each loan group the Certificate Principal Balance of the related senior certificates, in each case over (B) the sum of (x) a per annum rate equal to the Net Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12, and (y) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider, divided by the outstanding principal balance of the Mortgage Loans as of the as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date.

Pass-Through Rates:

The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the related Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$970,000,000]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.080%] (per annum) on the swap notional amount and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	970,000,000.00	31	76,224,770.40
2	956,348,020.02	32	73,643,511.28
3	939,734,544.39	33	71,151,296.94
4	920,191,562.04	34	68,744,970.78
5	897,777,605.32	35	66,421,106.81
6	872,578,511.41	36	64,177,358.68
7	844,707,852.52	37	54,323,601.53
8	814,306,997.83	38	52,595,431.46
9	781,545,034.84	39	50,921,815.83
10	746,655,721.02	40	49,301,042.44
11	713,347,441.88	41	47,731,452.55
12	681,548,644.03	42	46,211,439.28
13	651,190,120.46	43	44,739,445.95
14	622,205,863.23	44	43,313,964.59
15	594,532,914.76	45	41,933,534.30
16	568,111,226.11	46	40,596,739.92
17	542,883,521.79	47	39,302,210.50
18	518,795,170.87	48	38,048,617.98
19	495,794,064.29	49	36,834,675.84
20	473,830,497.62	50	35,659,137.76
21	452,857,059.43	51	34,520,796.48
22	432,828,524.89	52	33,418,482.47
23	413,682,508.28	53	32,351,062.76
24	395,398,808.49	54	31,317,439.92
25	93,774,835.83	55	30,316,550.80
26	90,585,925.88	56	29,347,365.55
27	87,507,705.26	57	28,408,886.55
28	84,536,218.46	58	27,500,169.52
29	81,667,656.53	59	26,620,462.74
30	78,898,351.36	60	25,768,799.01

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Group II Sequential Trigger Event: A trigger event in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date exceeds [3.40%] or if, on or after the 37th Distribution Date, a Cumulative Loss Test is violated.

Basis Risk Shortfall Carryover Amount: With respect to any Distribution Date and the Class A Certificates and Class M Certificates the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date if the Pass Through Rate is limited to the related Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the related Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR rises quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or any subsequent Distribution Date.

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group II Interest Remittance Amount, to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates pro rata based on the amount of accrued interest payable to each such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates; and

(ix) from the combined remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount sequentially to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero; and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) the Group II Principal Distribution Amount pro rata to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates until the Certificate Principal Balance of each such class has been reduced to zero (provided, however, that if a Group II Sequential Trigger Event is in effect, the Group II Principal Distribution Amount will be allocated first to the Class II-A-1 Certificates, until the Certificate Principal Balance has been reduced to zero, and then to the Class II-A-2 Certificates, until the Certificate Principal Balance has been reduced to zero) and then to the holders of the Class I-A Certificates (in the priority described above), after taking into account the distribution of the Group I Principal Distribution Amount (as described in (i) above);

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

Principal Payment Priority: cont

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-8 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount sequentially to the holders of the Class I-A-1, Class I-A-2 and I-A-3 Certificates, in that order, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Class II-A Principal Distribution Amounts described in (ii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates, pro rata, to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) after taking into account the Class I-A Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Certificates on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Group I and Group II Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A and Class II-A Certificates, respectively, in an amount equal to any Interest Carry Forward Amounts to the extent unpaid from the related Interest Remittance Amount or amounts paid to the trust pursuant to the Swap Agreement;

(iii) from Net Monthly Excess Cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A and Class II-A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes;

(vi) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes;

(vii) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(viii) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and

(ix) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from available funds, without duplication, on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated among the Group I and Group II Principal Distribution Amounts based on the amount of principal received in respect of each loan group for such Distribution Date.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans; (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from available funds, without duplication, on such Distribution Date and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated among the Group I and Group II Principal Distribution Amounts based on the amount of principal received in respect of each loan group for such Distribution Date.

Class I-A Principal Distribution Amount:

The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 52.40% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $4,850,000.

Class II-A Principal Distribution Amount:

The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 52.40% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $4,850,000.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 69.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,850,000.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 80.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,850,000.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,850,000.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,850,000.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,850,000.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,850,000.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,850,000.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,850,000.

Class I-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Sep-05	6.626	22.926	39	25-Nov-08	8.923	13.665
2	25-Oct-05	6.139	22.392	40	25-Dec-08	9.195	14.001
3	25-Nov-05	6.062	22.255	41	25-Jan-09	8.914	13.656
4	25-Dec-05	6.143	22.263	42	25-Feb-09	8.926	14.424
5	25-Jan-06	6.065	22.098	43	25-Mar-09	9.809	15.589
6	25-Feb-06	6.067	21.998	44	25-Apr-09	8.917	14.410
7	25-Mar-06	6.335	22.148	45	25-May-09	9.188	14.767
8	25-Apr-06	6.072	21.751	46	25-Jun-09	8.908	14.396
9	25-May-06	6.161	21.686	47	25-Jul-09	9.179	14.751
10	25-Jun-06	6.080	21.432	48	25-Aug-09	8.899	14.421
11	25-Jul-06	6.171	21.353	49	25-Sep-09	8.895	14.413
12	25-Aug-06	6.087	21.100	50	25-Oct-09	9.165	14.768
13	25-Sep-06	6.091	20.938	51	25-Nov-09	8.885	14.397
14	25-Oct-06	6.187	20.870	52	25-Dec-09	9.155	14.751
15	25-Nov-06	6.099	20.620	53	25-Jan-10	8.876	14.380
16	25-Dec-06	6.197	20.558	54	25-Feb-10	8.871	14.398
17	25-Jan-07	6.106	20.309	55	25-Mar-10	9.747	15.554
18	25-Feb-07	6.110	20.157	56	25-Apr-10	8.862	14.381
19	25-Mar-07	6.430	20.324	57	25-May-10	9.130	14.733
20	25-Apr-07	6.117	19.859	58	25-Jun-10	8.852	14.363
21	25-May-07	6.222	19.814	59	25-Jul-10	9.125	14.719
22	25-Jun-07	6.124	19.569	60	25-Aug-10	8.856	14.358
23	25-Jul-07	6.231	19.530	61	25-Sep-10	8.895	11.510
24	25-Aug-07	8.430	21.584	62	25-Oct-10	9.186	11.882
25	25-Sep-07	8.578	11.806	63	25-Nov-10	8.885	11.487
26	25-Oct-07	8.836	12.062	64	25-Dec-10	9.176	11.857
27	25-Nov-07	8.572	11.796	65	25-Jan-11	8.876	11.465
28	25-Dec-07	8.830	12.052	66	25-Feb-11	8.873	11.457
29	25-Jan-08	8.565	11.786	67	25-Mar-11	9.818	12.671
30	25-Feb-08	8.870	12.917	68	25-Apr-11	8.863	11.433
31	25-Mar-08	9.428	13.528	69	25-May-11	9.153	11.801
32	25-Apr-08	8.863	12.902	70	25-Jun-11	8.852	11.408
33	25-May-08	9.130	13.193	71	25-Jul-11	9.142	11.778
34	25-Jun-08	8.855	12.887	72	25-Aug-11	8.842	11.390
35	25-Jul-08	9.122	13.178				
36	25-Aug-08	8.930	14.076				
37	25-Sep-08	8.932	13.674				
38	25-Oct-08	9.204	14.011				

(1) Assumes 1-month LIBOR at 3.70% and 6-month LIBOR at 3.95% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Class II-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Sep-05	7.192	23.492	39	25-Nov-08	8.893	13.665
2	25-Oct-05	6.611	22.864	40	25-Dec-08	9.161	13.997
3	25-Nov-05	6.517	22.710	41	25-Jan-09	8.881	13.656
4	25-Dec-05	6.614	22.734	42	25-Feb-09	8.889	14.336
5	25-Jan-06	6.520	22.553	43	25-Mar-09	9.766	15.488
6	25-Feb-06	6.521	22.453	44	25-Apr-09	8.876	14.315
7	25-Mar-06	6.837	22.651	45	25-May-09	9.144	14.664
8	25-Apr-06	6.525	22.203	46	25-Jun-09	8.863	14.292
9	25-May-06	6.628	22.152	47	25-Jul-09	9.130	14.649
10	25-Jun-06	6.530	21.882	48	25-Aug-09	8.849	14.318
11	25-Jul-06	6.636	21.817	49	25-Sep-09	8.843	14.306
12	25-Aug-06	6.535	21.548	50	25-Oct-09	9.109	14.654
13	25-Sep-06	6.538	21.385	51	25-Nov-09	8.829	14.283
14	25-Oct-06	6.647	21.330	52	25-Dec-09	9.095	14.629
15	25-Nov-06	6.543	21.064	53	25-Jan-10	8.815	14.263
16	25-Dec-06	6.655	21.016	54	25-Feb-10	8.808	14.278
17	25-Jan-07	6.548	20.751	55	25-Mar-10	9.674	15.417
18	25-Feb-07	6.550	20.598	56	25-Apr-10	8.794	14.252
19	25-Mar-07	6.916	20.810	57	25-May-10	9.058	14.597
20	25-Apr-07	6.555	20.297	58	25-Jun-10	8.780	14.227
21	25-May-07	6.672	20.265	59	25-Jul-10	9.044	14.570
22	25-Jun-07	6.559	20.004	60	25-Aug-10	8.784	14.218
23	25-Jul-07	6.679	19.978	61	25-Sep-10	8.820	11.366
24	25-Aug-07	8.645	21.817	62	25-Oct-10	9.107	11.729
25	25-Sep-07	8.791	12.036	63	25-Nov-10	8.806	11.335
26	25-Oct-07	9.054	12.298	64	25-Dec-10	9.092	11.697
27	25-Nov-07	8.780	12.022	65	25-Jan-11	8.791	11.303
28	25-Dec-07	9.043	12.283	66	25-Feb-11	8.786	11.296
29	25-Jan-08	8.769	12.007	67	25-Mar-11	9.719	12.489
30	25-Feb-08	8.841	13.032	68	25-Apr-11	8.771	11.264
31	25-Mar-08	9.394	13.648	69	25-May-11	9.056	11.623
32	25-Apr-08	8.829	13.012	70	25-Jun-11	8.756	11.232
33	25-May-08	9.093	13.304	71	25-Jul-11	9.040	11.590
34	25-Jun-08	8.818	12.991	72	25-Aug-11	8.741	11.208
35	25-Jul-08	9.097	13.299				
36	25-Aug-08	8.906	14.087				
37	25-Sep-08	8.906	13.681				
38	25-Oct-08	9.175	14.014				

(1) Assumes 1-month LIBOR at 3.70% and 6-month LIBOR at 3.95% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Sep-05	6.818	23.118	39	25-Nov-08	8.913	13.665
2	25-Oct-05	6.300	22.552	40	25-Dec-08	9.183	13.999
3	25-Nov-05	6.217	22.410	41	25-Jan-09	8.903	13.656
4	25-Dec-05	6.303	22.423	42	25-Feb-09	8.914	14.394
5	25-Jan-06	6.220	22.253	43	25-Mar-09	9.794	15.554
6	25-Feb-06	6.221	22.153	44	25-Apr-09	8.903	14.377
7	25-Mar-06	6.506	22.319	45	25-May-09	9.173	14.731
8	25-Apr-06	6.226	21.905	46	25-Jun-09	8.893	14.360
9	25-May-06	6.320	21.844	47	25-Jul-09	9.162	14.716
10	25-Jun-06	6.233	21.585	48	25-Aug-09	8.882	14.385
11	25-Jul-06	6.329	21.511	49	25-Sep-09	8.877	14.376
12	25-Aug-06	6.240	21.253	50	25-Oct-09	9.145	14.729
13	25-Sep-06	6.243	21.090	51	25-Nov-09	8.866	14.357
14	25-Oct-06	6.344	21.027	52	25-Dec-09	9.134	14.709
15	25-Nov-06	6.250	20.771	53	25-Jan-10	8.855	14.340
16	25-Dec-06	6.353	20.714	54	25-Feb-10	8.849	14.357
17	25-Jan-07	6.257	20.460	55	25-Mar-10	9.722	15.507
18	25-Feb-07	6.260	20.308	56	25-Apr-10	8.838	14.336
19	25-Mar-07	6.596	20.490	57	25-May-10	9.105	14.686
20	25-Apr-07	6.266	20.009	58	25-Jun-10	8.827	14.315
21	25-May-07	6.376	19.968	59	25-Jul-10	9.096	14.667
22	25-Jun-07	6.273	19.717	60	25-Aug-10	8.831	14.309
23	25-Jul-07	6.385	19.683	61	25-Sep-10	8.869	11.460
24	25-Aug-07	8.503	21.664	62	25-Oct-10	9.159	11.829
25	25-Sep-07	8.651	11.885	63	25-Nov-10	8.858	11.434
26	25-Oct-07	8.911	12.143	64	25-Dec-10	9.147	11.801
27	25-Nov-07	8.643	11.873	65	25-Jan-11	8.847	11.408
28	25-Dec-07	8.903	12.132	66	25-Feb-11	8.843	11.401
29	25-Jan-08	8.635	11.862	67	25-Mar-11	9.783	12.608
30	25-Feb-08	8.860	12.957	68	25-Apr-11	8.831	11.374
31	25-Mar-08	9.416	13.569	69	25-May-11	9.119	11.739
32	25-Apr-08	8.851	12.940	70	25-Jun-11	8.819	11.347
33	25-May-08	9.117	13.231	71	25-Jul-11	9.106	11.712
34	25-Jun-08	8.842	12.923	72	25-Aug-11	8.807	11.326
35	25-Jul-08	9.113	13.219				
36	25-Aug-08	8.922	14.080				
37	25-Sep-08	8.923	13.677				
38	25-Oct-08	9.194	14.012				

(1) Assumes 1-month LIBOR at 3.70% and 6-month LIBOR at 3.95% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Sep-05	235	235	39	25-Nov-08	484	462
2	25-Oct-05	231	231	40	25-Dec-08	498	477
3	25-Nov-05	230	229	41	25-Jan-09	486	463
4	25-Dec-05	231	231	42	25-Feb-09	488	468
5	25-Jan-06	230	229	43	25-Mar-09	523	509
6	25-Feb-06	230	229	44	25-Apr-09	488	467
7	25-Mar-06	233	233	45	25-May-09	500	480
8	25-Apr-06	230	228	46	25-Jun-09	488	465
9	25-May-06	231	229	47	25-Jul-09	499	477
10	25-Jun-06	229	226	48	25-Aug-09	487	467
11	25-Jul-06	231	227	49	25-Sep-09	486	465
12	25-Aug-06	229	224	50	25-Oct-09	498	478
13	25-Sep-06	229	223	51	25-Nov-09	486	463
14	25-Oct-06	231	225	52	25-Dec-09	497	475
15	25-Nov-06	228	222	53	25-Jan-10	485	460
16	25-Dec-06	230	224	54	25-Feb-10	485	463
17	25-Jan-07	228	221	55	25-Mar-10	520	504
18	25-Feb-07	227	220	56	25-Apr-10	484	461
19	25-Mar-07	235	230	57	25-May-10	495	474
20	25-Apr-07	227	219	58	25-Jun-10	483	459
21	25-May-07	229	222	59	25-Jul-10	494	472
22	25-Jun-07	226	217	60	25-Aug-10	483	460
23	25-Jul-07	228	220	61	25-Sep-10	487	448
24	25-Aug-07	453	445	62	25-Oct-10	500	464
25	25-Sep-07	468	425	63	25-Nov-10	486	446
26	25-Oct-07	478	435	64	25-Dec-10	499	462
27	25-Nov-07	465	420	65	25-Jan-11	486	446
28	25-Dec-07	476	430	66	25-Feb-11	486	447
29	25-Jan-08	463	415	67	25-Mar-11	528	497
30	25-Feb-08	486	468	68	25-Apr-11	487	448
31	25-Mar-08	507	492	69	25-May-11	501	464
32	25-Apr-08	483	464	70	25-Jun-11	488	448
33	25-May-08	494	475	71	25-Jul-11	502	465
34	25-Jun-08	481	461	72	25-Aug-11	489	450
35	25-Jul-08	492	473				
36	25-Aug-08	487	469				
37	25-Sep-08	486	466				
38	25-Oct-08	491	471				

(1) Assumes 1-month LIBOR at 3.70% and 6-month LIBOR at 3.95% no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

BEAR STEARNS

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$984,437,765		
Number of Loans	4,792		
Average Current Loan Balance	$205,434	$4,938	$1,000,000
[1] Original Loan-to-Value Ratio	81.63%	5.65%	100.00%
[1] Mortgage Rate	7.1820%	4.9900%	13.2500%
[1] Net Mortgage Rate	6.6785%	4.4865%	12.7465%
[1] [3] Note Margin	6.4437%	4.5250%	6.9900%
[1] [3] Maximum Mortgage Rate	14.0672%	11.9900%	17.9900%
[1] [3] Minimum Mortgage Rate	7.0803%	4.9900%	12.6000%
[1] [3] Term to Next Rate Adjustment (months)	24	18	59
[1] Original Term to Stated Maturity (months)	359	60	360
[1] Age (months)	1	1	6
[1] Remaining Term to Stated Maturity (months)	358	58	359
[1] [2] Credit Score	626	500	816

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED	16.25%
	LIBOR 2/6 ARM	54.51%
	LIBOR 2/6 ARM INTEREST ONLY	25.37%
	LIBOR 3/6 ARM	1.27%
	LIBOR 3/6 ARM INTEREST ONLY	1.99%
	LIBOR 5/6 ARM	0.61%
Lien	First	95.10%
	Second	4.90%
Property Type	Two- to four- family units	12.85%
	Condominium	5.11%
	PUD	5.35%
	Single-family detached	76.70%
Geographic Distribution	California	30.07%
	New York	11.37%
	Florida	9.40%
	New Jersey	7.42%
	Maryland	5.09%
Number of States (including DC)		45
Documentation Type	Full/Alternative	65.19%
	Stated Income	34.81%
Loans with Prepayment Penalties		80.01%
Loans with Interest Only Period		27.36%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 – 519	186	39,132,264	3.98	210,389	74.14
520 – 539	244	53,095,825	5.39	217,606	76.28
540 – 559	305	61,893,803	6.29	202,931	78.81
560 – 579	360	65,623,956	6.67	182,289	81.90
580 – 599	648	115,529,591	11.74	178,286	82.20
600 – 619	574	110,678,557	11.24	192,820	82.15
620 – 639	595	119,553,912	12.14	200,931	82.20
640 – 659	632	139,000,122	14.12	219,937	82.27
660 – 679	506	112,599,939	11.44	222,530	82.53
680 – 699	317	67,764,207	6.88	213,767	83.93
700 – 719	160	36,237,234	3.68	226,483	83.00
720 – 739	121	27,836,844	2.83	230,057	84.46
740 – 759	80	17,718,595	1.80	221,482	83.26
760 – 779	34	10,212,508	1.04	300,368	83.46
780 – 799	22	5,803,201	0.59	263,782	84.27
800 – 819	8	1,757,207	0.18	219,651	84.21
TOTAL:	4,792	984,437,765	100.00	205,434	81.63

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	5	684,992	0.07	136,998	608	64.95
5.01% - 10.00%	11	2,629,047	0.27	239,004	588	87.03
10.01% - 15.00%	30	5,754,754	0.58	191,825	628	82.14
15.01% - 20.00%	53	10,075,246	1.02	190,099	613	79.62
20.01% - 25.00%	133	26,206,377	2.66	197,040	628	81.02
25.01% - 30.00%	249	49,227,107	5.00	197,699	628	81.27
30.01% - 35.00%	438	80,277,080	8.15	183,281	632	82.13
35.01% - 40.00%	651	133,430,915	13.55	204,963	629	81.11
40.01% - 45.00%	1,057	225,453,919	22.90	213,296	630	81.39
45.01% - 50.00%	1,552	315,314,129	32.03	203,166	630	82.29
50.01% - 55.00%	613	135,384,199	13.75	220,855	599	81.05
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	1,211	66,986,977	6.80	55,315	627	90.85
$100,001 - $200,000	1,636	241,081,673	24.49	147,360	613	81.59
$200,001 - $300,000	861	211,294,148	21.46	245,406	620	80.15
$300,001 - $400,000	582	201,209,017	20.44	345,720	626	80.75
$400,001 - $500,000	268	120,096,715	12.20	448,122	640	80.71
$500,001 - $600,000	128	70,071,575	7.12	547,434	637	81.76
$600,001 - $700,000	64	41,822,153	4.25	653,471	656	82.86
$700,001 - $800,000	37	27,347,554	2.78	739,123	624	80.30
$800,001 and greater	5	4,527,953	0.46	905,591	677	74.54
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	4	1,525,080	0.15	381,270	654	73.03
4.5000% - 4.9999%	103	32,561,924	3.31	316,135	674	79.07
5.0000% - 5.4999%	356	110,889,587	11.26	311,488	657	79.05
5.5000% - 5.9999%	626	178,783,942	18.16	285,597	644	79.15
6.0000% - 6.4999%	792	210,679,050	21.40	266,009	632	80.83
6.5000% - 6.9999%	625	142,920,197	14.52	228,672	623	83.06
7.0000% - 7.4999%	628	128,743,821	13.08	205,006	605	83.28
7.5000% - 7.9999%	344	56,917,295	5.78	165,457	589	83.82
8.0000% - 8.4999%	404	52,663,939	5.35	130,356	584	84.69
8.5000% - 8.9999%	181	19,945,669	2.03	110,197	592	85.36
9.0000% - 9.4999%	217	20,126,965	2.04	92,751	602	87.99
9.5000% - 9.9999%	111	7,792,280	0.79	70,201	586	87.93
10.0000% - 10.4999%	172	10,678,441	1.08	62,084	588	87.53
10.5000% - 10.9999%	115	6,637,829	0.67	57,720	569	81.25
11.0000% - 11.4999%	50	1,816,404	0.18	36,328	561	74.78
11.5000% - 11.9999%	57	1,331,327	0.14	23,357	567	76.55
12.0000% - 12.4999%	5	407,764	0.04	81,553	612	74.49
12.5000% - 12.9999%	2	16,250	0.00	8,125	652	95.00
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	4	1,525,080	0.15	381,270	654	73.03
5.0000% - 5.4999%	76	25,322,921	2.57	333,196	673	79.67
5.5000% - 5.9999%	344	105,954,390	10.76	308,007	658	78.74
6.0000% - 6.4999%	541	156,137,492	15.86	288,609	644	79.03
6.5000% - 6.9999%	876	236,083,380	23.98	269,502	635	80.65
7.0000% - 7.4999%	584	134,667,957	13.68	230,596	622	83.19
7.5000% - 7.9999%	682	141,259,473	14.35	207,125	607	83.09
8.0000% - 8.4999%	321	56,288,071	5.72	175,352	588	83.31
8.5000% - 8.9999%	419	55,811,334	5.67	133,201	586	84.94
9.0000% - 9.4999%	188	19,776,979	2.01	105,197	592	85.51
9.5000% - 9.9999%	227	21,816,699	2.22	96,109	599	87.42
10.0000% - 10.4999%	108	7,813,511	0.79	72,347	595	89.06
10.5000% - 10.9999%	168	10,540,577	1.07	62,742	588	87.37
11.0000% - 11.4999%	114	6,979,980	0.71	61,228	574	83.66
11.5000% - 11.9999%	74	2,691,669	0.27	36,374	559	75.92
12.0000% - 12.4999%	46	1,233,775	0.13	26,821	563	75.12
12.5000% - 12.9999%	18	518,226	0.05	28,790	614	78.81
13.0000% - 13.4999%	2	16,250	0.00	8,125	652	95.00
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

*Original Loan-to-Value Ratios of Total Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	1	424,258	0.04	424,258	563
10.01% - 15.00%	1	99,951	0.01	99,951	577
15.01% - 20.00%	2	219,655	0.02	109,828	642
20.01% - 25.00%	2	229,647	0.02	114,823	550
25.01% - 30.00%	3	979,643	0.10	326,548	679
30.01% - 35.00%	12	1,539,195	0.16	128,266	608
35.01% - 40.00%	13	1,955,861	0.20	150,451	595
40.01% - 45.00%	11	1,882,877	0.19	171,171	599
45.01% - 50.00%	24	4,603,202	0.47	191,800	601
50.01% - 55.00%	29	6,465,107	0.66	222,935	604
55.01% - 60.00%	61	13,488,946	1.37	221,130	590
60.01% - 65.00%	118	27,338,813	2.78	231,685	582
65.01% - 70.00%	147	33,248,055	3.38	226,177	573
70.01% - 75.00%	220	56,356,347	5.72	256,165	582
75.01% - 80.00%	1,851	478,668,367	48.62	258,600	639
80.01% - 85.00%	353	83,973,633	8.53	237,886	603
85.01% - 90.00%	865	184,191,296	18.71	212,938	623
90.01% - 95.00%	221	22,912,897	2.33	103,678	634
95.01% - 100.00%	858	65,860,014	6.69	76,760	658
TOTAL:	4,792	984,437,765	100.00	205,434	626

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
0.01% - 5.00%	1	424,258	0.04	424,258	563
10.01% - 15.00%	1	99,951	0.01	99,951	577
15.01% - 20.00%	2	219,655	0.02	109,828	642
20.01% - 25.00%	2	229,647	0.02	114,823	550
25.01% - 30.00%	3	979,643	0.10	326,548	679
30.01% - 35.00%	12	1,539,195	0.16	128,266	608
35.01% - 40.00%	13	1,955,861	0.20	150,451	595
40.01% - 45.00%	11	1,882,877	0.19	171,171	599
45.01% - 50.00%	24	4,603,202	0.47	191,800	601
50.01% - 55.00%	29	6,465,107	0.66	222,935	604
55.01% - 60.00%	61	13,488,946	1.37	221,130	590
60.01% - 65.00%	118	27,338,813	2.78	231,685	582
65.01% - 70.00%	144	32,230,605	3.27	223,824	570
70.01% - 75.00%	219	55,357,347	5.62	252,773	581
75.01% - 80.00%	1,810	454,354,321	46.15	251,024	638
80.01% - 85.00%	340	83,073,392	8.44	244,334	603
85.01% - 90.00%	670	151,726,624	15.41	226,458	631
90.01% - 95.00%	371	52,175,637	5.30	140,635	610
95.01% - 100.00%	961	96,292,683	9.78	100,201	650
TOTAL:	4,792	984,437,765	100.00	205,434	626

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	1,043	296,026,183	30.07	283,822	637	80.40
New York	383	111,952,890	11.37	292,305	629	79.90
Florida	555	92,567,170	9.40	166,788	619	83.19
New Jersey	294	73,045,448	7.42	248,454	621	80.58
Maryland	230	50,063,858	5.09	217,669	612	80.87
Other[1]	2,287	360,782,215	36.63	157,753	620	83.10
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	2,090	478,596,708	48.62	228,994	602	79.29
Purchase	2,631	491,108,897	49.89	186,662	649	83.88
Rate/Term Refinance	71	14,732,160	1.50	207,495	620	82.64
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	3,370	641,710,673	65.19	190,419	618	82.82
Stated Income	1,422	342,727,092	34.81	241,018	640	79.40
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	385	63,838,356	6.48	165,814	651	84.89
Primary Residence	4,375	911,692,516	92.61	208,387	624	81.40
Second/Vacation	32	8,906,892	0.90	278,340	637	82.00
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Two- to four- family units	478	126,497,210	12.85	264,639	640	81.74
Condominium	305	50,269,631	5.11	164,818	626	82.79
PUD	261	52,642,875	5.35	201,697	634	82.84
Single-family detached	3,748	755,028,048	76.70	201,448	622	81.45
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	1,097	196,872,182	20.00	179,464	631	82.64
12 Months	599	145,652,136	14.80	243,159	627	80.87
24 Months	2,586	537,957,609	54.65	208,027	623	82.25
30 Months	3	643,913	0.07	214,638	586	75.12
36 Months	507	103,311,926	10.49	203,771	627	77.56
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Not Interest Only	3,842	715,122,616	72.64	186,133	619	81.72
12 Months	2	1,154,348	0.12	577,174	661	80.00
24 Months	150	44,500,805	4.52	296,672	645	81.52
36 Months	9	1,795,401	0.18	199,489	655	87.95
60 Months	789	221,864,595	22.54	281,197	643	81.31
TOTAL:	4,792	984,437,765	100.00	205,434	626	81.63

DESCRIPTION OF THE COLLATERAL

INTEREST ONLY MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$269,315,149		
Number of Loans	950		
Average Current Loan Balance	$283,490	$68,000	$1,000,000
[1] Original Loan-to-Value Ratio	81.38%	42.96%	100.00%
[1] Mortgage Rate	6.3271%	4.9900%	8.8500%
[1] Net Mortgage Rate	5.8236%	4.4865%	8.3465%
[1] [3] Note Margin	6.0060%	4.5250%	6.9900%
[1] [3] Maximum Mortgage Rate	13.3271%	11.9900%	15.8500%
[1] [3] Minimum Mortgage Rate	6.3271%	4.9900%	8.8500%
[1] [3] Term to Next Rate Adjustment (months)	24	20	35
[1] Original Term to Stated Maturity (months)	360	360	360
[1] Age (months)	1	1	4
[1] Remaining Term to Stated Maturity (months)	359	356	359
[1] [2] Credit Score	644	560	808

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	LIBOR 2/6 ARM INTEREST ONLY	93.01%
	LIBOR 3/6 ARM INTEREST ONLY	6.99%
Lien	First	100.00%
Property Type	Two- to four- family units	5.80%
	Condominium	5.87%
	PUD	8.77%
	Single-family detached	79.57%
Geographic Distribution	California	49.74%
	Florida	7.29%
Number of States (including DC)		39
Documentation Type	Full/Alternative	83.86%
	Stated Income	16.14%
Loans with Prepayment Penalties		87.50%
Loans with Interest Only Period		100.00%

Credit Score Distribution of Interest Only Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
560 - 579	4	1,372,803	0.51	343,201	71.25
580 - 599	198	46,868,613	17.40	236,710	81.33
600 - 619	176	42,597,532	15.82	242,031	82.28
620 - 639	138	38,374,344	14.25	278,075	82.20
640 - 659	171	53,923,335	20.02	315,341	81.15
660 - 679	112	37,404,193	13.89	333,966	80.66
680 - 699	68	21,228,749	7.88	312,187	80.61
700 - 719	31	9,806,718	3.64	316,346	83.08
720 - 739	25	8,948,358	3.32	357,934	80.81
740 - 759	12	3,601,284	1.34	300,107	78.28
760 - 779	8	2,939,000	1.09	367,375	82.82
780 - 799	6	1,930,220	0.72	321,703	80.73
800 - 819	1	320,000	0.12	320,000	80.00
TOTAL:	950	269,315,149	100.00	283,490	81.38

Debt-to-Income Ratios of Interest Only Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.01% - 10.00%	2	759,717	0.28	379,859	606	90.24
10.01% - 15.00%	3	1,083,916	0.40	361,305	649	80.00
15.01% - 20.00%	7	2,051,673	0.76	293,096	642	83.67
20.01% - 25.00%	21	6,848,864	2.54	326,136	663	80.23
25.01% - 30.00%	46	13,227,206	4.91	287,548	637	80.77
30.01% - 35.00%	79	23,542,603	8.74	298,008	660	82.23
35.01% - 40.00%	136	38,855,963	14.43	285,706	644	80.83
40.01% - 45.00%	215	63,163,529	23.45	293,784	647	81.38
45.01% - 50.00%	377	103,335,516	38.37	274,100	640	81.36
50.01% - 55.00%	64	16,446,163	6.11	256,971	629	82.01
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

Original Mortgage Loan Principal Balances of Interest Only Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	25	2,246,564	0.83	89,863	622	80.72
$100,001 - $200,000	350	52,801,482	19.61	150,861	631	81.43
$200,001 - $300,000	207	50,337,542	18.69	243,177	635	81.89
$300,001 - $400,000	173	59,875,189	22.23	346,099	648	81.67
$400,001 - $500,000	100	45,065,857	16.73	450,659	653	81.04
$500,001 - $600,000	47	25,586,937	9.50	544,403	650	79.90
$600,001 - $700,000	32	20,911,719	7.76	653,491	658	81.97
$700,001 - $800,000	12	8,811,011	3.27	734,251	627	82.09
$800,001 and greater	4	3,678,848	1.37	919,712	691	78.79
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

Net Mortgage Rates of Interest Only Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	4	1,525,080	0.57	381,270	654	73.03
4.5000% - 4.9999%	76	24,594,067	9.13	323,606	674	79.71
5.0000% - 5.4999%	220	69,778,333	25.91	317,174	656	79.69
5.5000% - 5.9999%	273	81,539,321	30.28	298,679	639	80.99
6.0000% - 6.4999%	232	62,663,025	23.27	270,099	634	82.23
6.5000% - 6.9999%	88	18,185,917	6.75	206,658	626	83.95
7.0000% - 7.4999%	41	8,668,135	3.22	211,418	619	89.49
7.5000% - 7.9999%	8	1,164,470	0.43	145,559	617	93.69
8.0000% - 8.4999%	8	1,196,800	0.44	149,600	609	97.46
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

Mortgage Rates of Interest Only Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	4	1,525,080	0.57	381,270	654	73.03
5.0000% - 5.4999%	60	20,065,077	7.45	334,418	670	79.71
5.5000% - 5.9999%	220	69,735,733	25.89	316,981	656	79.72
6.0000% - 6.4999%	244	71,931,805	26.71	294,802	640	80.82
6.5000% - 6.9999%	270	75,241,247	27.94	278,671	636	81.98
7.0000% - 7.4999%	89	18,373,632	6.82	206,445	625	83.92
7.5000% - 7.9999%	47	10,081,305	3.74	214,496	623	88.98
8.0000% - 8.4999%	8	1,164,470	0.43	145,559	617	93.69
8.5000% - 8.9999%	8	1,196,800	0.44	149,600	609	97.46
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

Original Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
40.01% - 45.00%	1	304,990	0.11	304,990	586
45.01% - 50.00%	2	431,000	0.16	215,500	622
50.01% - 55.00%	4	796,140	0.30	199,035	646
55.01% - 60.00%	3	862,000	0.32	287,333	594
60.01% - 65.00%	2	772,598	0.29	386,299	642
65.01% - 70.00%	11	3,533,177	1.31	321,198	623
70.01% - 75.00%	16	6,141,650	2.28	383,853	661
75.01% - 80.00%	729	203,732,140	75.65	279,468	647
80.01% - 85.00%	39	12,231,389	4.54	313,625	636
85.01% - 90.00%	94	27,881,628	10.35	296,613	623
90.01% - 95.00%	24	6,706,437	2.49	279,435	642
95.01% - 100.00%	25	5,922,000	2.20	236,880	657
TOTAL:	950	269,315,149	100.00	283,490	644

Original Combined Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
40.01% - 45.00%	1	304,990	0.11	304,990	586
45.01% - 50.00%	2	431,000	0.16	215,500	622
50.01% - 55.00%	4	796,140	0.30	199,035	646
55.01% - 60.00%	3	862,000	0.32	287,333	594
60.01% - 65.00%	2	772,598	0.29	386,299	642
65.01% - 70.00%	11	3,533,177	1.31	321,198	623
70.01% - 75.00%	15	5,142,650	1.91	342,843	659
75.01% - 80.00%	706	188,383,848	69.95	266,833	646
80.01% - 85.00%	39	12,231,389	4.54	313,625	636
85.01% - 90.00%	87	27,023,246	10.03	310,612	628
90.01% - 95.00%	26	7,652,937	2.84	294,344	643
95.01% - 100.00%	54	22,181,174	8.24	410,762	651
TOTAL:	950	269,315,149	100.00	283,490	644

Geographic Distribution of Mortgaged Properties of Interest Only Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	351	133,948,363	49.74	381,619	651	80.54
Florida	89	19,631,558	7.29	220,579	635	83.63
Other(1)	510	115,735,228	43.00	226,932	637	81.97
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Interest Only Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	325	96,323,978	35.77	296,381	635	82.14
Purchase	613	169,549,722	62.96	276,590	648	80.90
Rate/Term Refinance	12	3,441,448	1.28	286,787	652	83.72
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

Mortgage Loan Documentation Type of Interest Only Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	847	225,841,033	83.86	266,636	638	81.75
Stated Income	103	43,474,115	16.14	422,079	676	79.44
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

Occupancy Types of Interest Only Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	1	472,000	0.18	472,000	590	80.00
Primary Residence	949	268,843,149	99.82	283,291	644	81.38
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

Mortgaged Property Types of Interest Only Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Two- to four- family units	42	15,613,272	5.80	371,745	656	81.36
Condominium	71	15,796,998	5.87	222,493	650	81.79
PUD	80	23,611,952	8.77	295,149	646	81.19
Single-family detached	757	214,292,927	79.57	283,082	642	81.37
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

Prepayment Penalty Terms of Interest Only Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	146	33,651,199	12.50	230,488	639	81.73
12 Months	75	24,600,042	9.13	328,001	646	81.79
24 Months	652	189,187,816	70.25	290,165	644	81.24
36 Months	77	21,876,092	8.12	284,105	648	81.64
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

Interest Only Terms of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
INTEREST ONLY	950	269,315,149	100.00	283,490	644	81.38
12 Months	2	1,154,348	0.43	577,174	661	80.00
24 Months	150	44,500,805	16.52	296,672	645	81.52
36 Months	9	1,795,401	0.67	199,489	655	87.95
60 Months	789	221,864,595	82.38	281,197	643	81.31
TOTAL:	950	269,315,149	100.00	283,490	644	81.38

DESCRIPTION OF THE COLLATERAL

GROUP I MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$649,753,507		
Number of Loans	2,505		
Average Current Loan Balance	$259,383	$4,938	$1,000,000
(1) Original Loan-to-Value Ratio	81.91	5.65%	100.00%
(1) Mortgage Rate	7.0217%	4.9900%	13.2500%
(1) Net Mortgage Rate	6.5182%	4.4865%	12.7465%
(1) (3) Note Margin	6.3503%	4.5250%	6.9900%
(1) (3) Maximum Mortgage Rate	13.8800%	11.9900%	17.9900%
(1) (3) Minimum Mortgage Rate	6.8867%	4.9900%	12.1000%
(1) (3) Term to Next Rate Adjustment (months)	24	19	59
(1) Original Term to Stated Maturity (months)	359	60	360
(1) Age (months)	1	1	5
(1) Remaining Term to Stated Maturity (months)	358	58	359
(1) (2) Credit Score	634	500	809

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED	14.44%
	LIBOR 2/6 ARM	51.96%
	LIBOR 2/6 ARM INTEREST ONLY	30.05%
	LIBOR 3/6 ARM	1.00%
	LIBOR 3/6 ARM INTEREST ONLY	2.00%
	LIBOR 5/6 ARM	0.54%
Lien	First	94.93%
	Second	5.07%
Property Type	Two- to four- family units	13.29%
	Condominium	4.84%
	PUD	5.95%
	Single-family detached	75.92%
Geographic Distribution	California	36.67%
	New York	12.99%
	Florida	7.56%
	New Jersey	7.12%
Number of States (including DC)		42
Documentation Type	Full/Alternative	60.16%
	Stated Income	39.84%
Loans with Prepayment Penalties		81.00%
Loans with Interest Only Period		32.06%

Credit Score Distribution of Group I Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 - 519	70	18,957,929	2.92	270,828	75.67
520 - 539	90	24,265,031	3.73	269,611	76.84
540 - 559	128	33,301,927	5.13	260,171	80.08
560 - 579	166	37,524,005	5.78	226,048	82.40
580 - 599	307	69,674,702	10.72	226,953	82.36
600 - 619	268	66,587,204	10.25	248,460	82.57
620 - 639	332	81,559,850	12.55	245,662	82.05
640 - 659	390	103,333,182	15.90	264,957	82.40
660 - 679	331	87,398,498	13.45	264,044	82.04
680 - 699	188	52,579,007	8.09	279,676	83.16
700 - 719	81	25,660,936	3.95	316,802	82.69
720 - 739	69	21,086,565	3.25	305,602	83.37
740 - 759	43	13,263,496	2.04	308,453	82.00
760 - 779	24	9,085,815	1.40	378,576	83.13
780 - 799	12	4,073,865	0.63	339,489	82.60
800 - 819	6	1,401,494	0.22	233,582	84.21
TOTAL:	2,505	649,753,507	100.00	259,383	81.91

Debt-to-Income Ratios of Group I Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.01% - 10.00%	4	1,786,201	0.27	446,550	574	88.10
10.01% - 15.00%	11	3,506,576	0.54	318,780	640	81.97
15.01% - 20.00%	17	4,580,858	0.71	269,462	602	82.13
20.01% - 25.00%	55	16,080,195	2.47	292,367	639	81.03
25.01% - 30.00%	122	31,315,034	4.82	256,681	632	81.64
30.01% - 35.00%	208	48,471,081	7.46	233,034	645	82.17
35.01% - 40.00%	351	90,248,569	13.89	257,118	637	80.95
40.01% - 45.00%	602	157,667,531	24.27	261,906	639	81.95
45.01% - 50.00%	841	213,919,813	32.92	254,364	639	82.47
50.01% - 55.00%	294	82,177,649	12.65	279,516	605	81.42
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

Original Mortgage Loan Principal Balances of Group I Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	473	27,001,978	4.16	57,087	635	94.73
$100,001 - $200,000	630	97,615,631	15.02	154,945	620	83.14
$200,001 - $300,000	500	122,537,989	18.86	245,076	630	80.44
$300,001 - $400,000	416	145,975,265	22.47	350,902	634	81.24
$400,001 - $500,000	253	113,371,009	17.45	448,107	640	80.68
$500,001 - $600,000	127	69,553,975	10.70	547,669	637	81.77
$600,001 - $700,000	64	41,822,153	6.44	653,471	656	82.86
$700,001 - $800,000	37	27,347,554	4.21	739,123	624	80.30
$800,001 and greater	5	4,527,953	0.70	905,591	677	74.54
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

Net Mortgage Rates of Group I Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	4	1,525,080	0.23	381,270	654	73.03
4.5000% - 4.9999%	81	28,173,164	4.34	347,817	678	79.36
5.0000% - 5.4999%	242	86,716,563	13.35	358,333	660	79.63
5.5000% - 5.9999%	390	132,281,506	20.36	339,183	646	79.97
6.0000% - 6.4999%	447	141,936,942	21.84	317,532	639	80.62
6.5000% - 6.9999%	322	93,216,489	14.35	289,492	629	83.24
7.0000% - 7.4999%	275	72,849,437	11.21	264,907	610	83.20
7.5000% - 7.9999%	145	29,505,245	4.54	203,484	588	83.92
8.0000% - 8.4999%	166	25,576,779	3.94	154,077	595	87.38
8.5000% - 8.9999%	93	11,633,264	1.79	125,089	607	88.88
9.0000% - 9.4999%	122	12,644,040	1.95	103,640	614	91.79
9.5000% - 9.9999%	53	3,744,674	0.58	70,654	603	94.76
10.0000% - 10.4999%	78	5,653,507	0.87	72,481	600	90.21
10.5000% - 10.9999%	45	3,258,921	0.50	72,420	578	81.49
11.0000% - 11.4999%	20	606,501	0.09	30,325	601	87.85
11.5000% - 11.9999%	18	313,202	0.05	17,400	565	83.27
12.0000% - 12.4999%	2	101,943	0.02	50,971	659	99.02
12.5000% - 12.9999%	2	16,250	0.00	8,125	652	95.00
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

Mortgage Rates of Group I Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	4	1,525,080	0.23	381,270	654	73.03
5.0000% - 5.4999%	64	22,725,957	3.50	355,093	676	79.55
5.5000% - 5.9999%	235	83,571,237	12.86	355,622	661	79.42
6.0000% - 6.4999%	340	115,822,510	17.83	340,654	647	79.66
6.5000% - 6.9999%	506	162,605,753	25.03	321,355	641	80.78
7.0000% - 7.4999%	297	86,824,183	13.36	292,337	627	83.38
7.5000% - 7.9999%	304	81,008,195	12.47	266,474	612	82.82
8.0000% - 8.4999%	129	28,770,120	4.43	223,024	586	83.61
8.5000% - 8.9999%	177	27,873,951	4.29	157,480	596	87.22
9.0000% - 9.4999%	96	10,951,962	1.69	114,083	611	89.72
9.5000% - 9.9999%	123	13,488,737	2.08	109,665	609	90.76
10.0000% - 10.4999%	51	4,031,945	0.62	79,058	612	95.25
10.5000% - 10.9999%	79	5,605,357	0.86	70,954	600	90.15
11.0000% - 11.4999%	49	3,565,082	0.55	72,757	587	85.33
11.5000% - 11.9999%	29	952,043	0.15	32,829	583	83.23
12.0000% - 12.4999%	15	276,110	0.04	18,407	555	81.70
12.5000% - 12.9999%	5	139,036	0.02	27,807	654	97.95
13.0000% - 13.4999%	2	16,250	0.00	8,125	652	95.00
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

Original Loan-to-Value Ratios of Group I Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	1	424,258	0.07	424,258	563
25.01% - 30.00%	1	744,947	0.11	744,947	710
30.01% - 35.00%	5	718,933	0.11	143,787	640
35.01% - 40.00%	3	579,466	0.09	193,155	569
40.01% - 45.00%	2	209,123	0.03	104,561	554
45.01% - 50.00%	7	1,478,382	0.23	211,197	619
50.01% - 55.00%	11	3,066,151	0.47	278,741	612
55.01% - 60.00%	21	5,342,695	0.82	254,414	589
60.01% - 65.00%	44	12,652,034	1.95	287,546	587
65.01% - 70.00%	57	15,491,276	2.38	271,777	585
70.01% - 75.00%	98	31,654,655	4.87	323,007	593
75.01% - 80.00%	1,195	371,552,288	57.18	310,922	645
80.01% - 85.00%	164	50,068,525	7.71	305,296	610
85.01% - 90.00%	342	99,740,163	15.35	291,638	622
90.01% - 95.00%	92	12,220,083	1.88	132,827	636
95.01% - 100.00%	462	43,810,526	6.74	94,828	660
TOTAL:	2,505	649,753,507	100.00	259,383	634

Original Combined Loan-to-Value Ratios of Group I Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	1	424,258	0.07	424,258	563
25.01% - 30.00%	1	744,947	0.11	744,947	710
30.01% - 35.00%	5	718,933	0.11	143,787	640
35.01% - 40.00%	3	579,466	0.09	193,155	569
40.01% - 45.00%	2	209,123	0.03	104,561	554
45.01% - 50.00%	7	1,478,382	0.23	211,197	619
50.01% - 55.00%	11	3,066,151	0.47	278,741	612
55.01% - 60.00%	21	5,342,695	0.82	254,414	589
60.01% - 65.00%	44	12,652,034	1.95	287,546	587
65.01% - 70.00%	55	14,578,765	2.24	265,068	578
70.01% - 75.00%	97	30,655,655	4.72	316,038	591
75.01% - 80.00%	1,158	347,833,598	53.53	300,374	645
80.01% - 85.00%	162	50,341,936	7.75	310,753	610
85.01% - 90.00%	270	84,167,695	12.95	311,732	629
90.01% - 95.00%	151	28,222,515	4.34	186,904	613
95.01% - 100.00%	517	68,737,352	10.58	132,954	655
TOTAL:	2,505	649,753,507	100.00	259,383	634

Geographic Distribution of Mortgaged Properties of Group I Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	749	238,269,444	36.67	318,117	644	81.21
New York	266	84,418,133	12.99	317,361	638	81.01
Florida	226	49,133,121	7.56	217,403	629	83.75
New Jersey	166	46,238,656	7.12	278,546	630	81.30
Other[(1)]	1,098	231,694,154	35.65	211,015	624	82.69
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

[1)] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Group I Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	858	249,322,922	38.37	290,586	606	80.00
Purchase	1,628	395,175,745	60.82	242,737	652	83.12
Rate/Term Refinance	19	5,254,839	0.81	276,570	624	81.31
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

Mortgage Loan Documentation Type of Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	1,611	390,918,205	60.16	242,656	622	82.81
Stated Income	894	258,835,302	39.84	289,525	651	80.55
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

Occupancy Types of Group I Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	75	19,961,972	3.07	266,160	645	84.78
Primary Residence	2,415	623,848,390	96.01	258,322	634	81.83
Second/Vacation	15	5,943,145	0.91	396,210	639	80.69
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

Mortgaged Property Types of Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Two- to four- family units	283	86,384,385	13.29	305,245	649	82.49
Condominium	142	31,416,623	4.84	221,244	630	82.80
PUD	154	38,650,028	5.95	250,974	642	82.94
Single-family detached	1,926	493,302,471	75.92	256,128	631	81.67
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

Prepayment Penalty Terms of Group I Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	547	123,453,319	19.00	225,692	639	82.91
12 Months	359	106,813,827	16.44	297,532	634	81.31
24 Months	1,366	359,953,222	55.40	263,509	633	82.30
30 Months	3	643,913	0.10	214,638	586	75.12
36 Months	230	58,889,226	9.06	256,040	629	78.61
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

Interest Only Terms of Group I Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Not Interest Only	1,900	441,492,957	67.95	232,365	627	82.36
12 Months	2	1,154,348	0.18	577,174	661	80.00
24 Months	89	33,270,364	5.12	373,824	654	80.81
36 Months	2	357,519	0.06	178,760	627	76.70
60 Months	512	173,478,318	26.70	338,825	648	81.00
TOTAL:	2,505	649,753,507	100.00	259,383	634	81.91

DESCRIPTION OF THE COLLATERAL

GROUP II MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$334,684,258		
Number of Loans	2,287		
Average Current Loan Balance	$148,342	$4,978	$517,600
[1] Original Loan-to-Value Ratio	81.09%	14.29%	100.00%
[1] Mortgage Rate	7.4932%	5.3000%	12.9900%
[1] Net Mortgage Rate	6.9897%	4.7965%	12.4865%
[1] [3] Note Margin	6.6370%	4.7250%	6.9900%
[1] [3] Maximum Mortgage Rate	14.4548%	12.3000%	17.9900%
[1] [3] Minimum Mortgage Rate	7.4810%	5.3000%	12.6000%
[1] [3] Term to Next Rate Adjustment (months)	24	18	59
[1] Original Term to Stated Maturity (months)	358	60	360
[1] Age (months)	1	1	6
[1] Remaining Term to Stated Maturity (months)	357	59	359
[1] [2] Credit Score	609	500	816

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED	19.75%
	LIBOR 2/6 ARM	59.48%
	LIBOR 2/6 ARM INTEREST ONLY	16.29%
	LIBOR 3/6 ARM	1.80%
	LIBOR 3/6 ARM INTEREST ONLY	1.95%
	LIBOR 5/6 ARM	0.73%
Lien	First	95.42%
	Second	4.58%
Property Type	Two- to four- family units	11.99%
	Condominium	5.63%
	PUD	4.18%
	Single-family detached	78.20%
Geographic Distribution	California	17.26%
	Florida	12.98%
	New York	8.23%
	New Jersey	8.01%
	Illinois	5.69%
	Maryland	5.51%
	Georgia	5.04%
Number of States (including DC)		45
Documentation Type	Full/Alternative	74.93%
	Stated Income	25.07%
Loans with Prepayment Penalties		78.06%
Loans with Interest Only Period		18.25%

Credit Score Distribution of Group II Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 - 519	116	20,174,335	6.03	173,917	72.69
520 - 539	154	28,830,794	8.61	187,213	75.81
540 - 559	177	28,591,875	8.54	161,536	77.33
560 - 579	194	28,099,951	8.40	144,845	81.22
580 - 599	341	45,854,889	13.70	134,472	81.95
600 - 619	306	44,091,353	13.17	144,089	81.52
620 - 639	263	37,994,061	11.35	144,464	82.52
640 - 659	242	35,666,940	10.66	147,384	81.92
660 - 679	175	25,201,441	7.53	144,008	84.24
680 - 699	129	15,185,200	4.54	117,715	86.62
700 - 719	79	10,576,298	3.16	133,877	83.77
720 - 739	52	6,750,279	2.02	129,813	87.88
740 - 759	37	4,455,099	1.33	120,408	87.03
760 - 779	10	1,126,693	0.34	112,669	86.10
780 - 799	10	1,729,336	0.52	172,934	88.18
800 - 819	2	355,713	0.11	177,856	84.20
TOTAL:	2,287	334,684,258	100.00	146,342	81.09

Debt-to-Income Ratios of Group II Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	5	684,992	0.20	136,998	608	64.95
5.01% - 10.00%	7	842,846	0.25	120,407	619	84.77
10.01% - 15.00%	19	2,248,179	0.67	118,325	609	82.51
15.01% - 20.00%	36	5,494,388	1.64	152,622	623	77.53
20.01% - 25.00%	78	10,126,182	3.03	129,823	611	81.01
25.01% - 30.00%	127	17,912,073	5.35	141,040	621	80.64
30.01% - 35.00%	230	31,806,000	9.50	138,287	612	82.07
35.01% - 40.00%	300	43,182,347	12.90	143,941	613	81.47
40.01% - 45.00%	455	67,786,388	20.25	148,981	610	80.09
45.01% - 50.00%	711	101,394,316	30.30	142,608	612	81.92
50.01% - 55.00%	319	53,206,550	15.90	166,792	590	80.50
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

Original Mortgage Loan Principal Balances of Group II Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	738	39,984,999	11.95	54,180	621	88.26
$100,001 - $200,000	1,006	143,466,042	42.87	142,610	609	80.54
$200,001 - $300,000	361	88,756,159	26.52	245,862	606	79.75
$300,001 - $400,000	166	55,233,753	16.50	332,733	602	79.44
$400,001 - $500,000	15	6,725,705	2.01	448,380	639	81.36
$500,001 - $600,000	1	517,600	0.15	517,600	601	80.00
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

Net Mortgage Rates of Group II Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	22	4,388,761	1.31	199,489	649	77.25
5.0000% - 5.4999%	114	24,173,025	7.22	212,044	647	76.99
5.5000% - 5.9999%	236	46,502,436	13.89	197,044	637	76.82
6.0000% - 6.4999%	345	68,742,108	20.54	199,252	618	81.28
6.5000% - 6.9999%	303	49,703,708	14.85	164,039	612	82.74
7.0000% - 7.4999%	353	55,894,384	16.70	158,341	599	83.39
7.5000% - 7.9999%	199	27,412,050	8.19	137,749	590	83.71
8.0000% - 8.4999%	238	27,087,160	8.09	113,812	575	82.16
8.5000% - 8.9999%	88	8,312,405	2.48	94,459	573	80.43
9.0000% - 9.4999%	95	7,482,926	2.24	78,768	583	81.58
9.5000% - 9.9999%	58	4,047,605	1.21	69,786	571	81.60
10.0000% - 10.4999%	94	5,024,935	1.50	53,457	573	84.51
10.5000% - 10.9999%	70	3,378,908	1.01	48,270	560	81.02
11.0000% - 11.4999%	30	1,209,903	0.36	40,330	541	68.23
11.5000% - 11.9999%	39	1,018,124	0.30	26,106	567	74.49
12.0000% - 12.4999%	3	305,821	0.09	101,940	596	66.31
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

Mortgage Rates of Group II Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000% - 5.4999%	12	2,596,964	0.78	216,414	647	80.66
5.5000% - 5.9999%	109	22,383,153	6.69	205,350	648	76.23
6.0000% - 6.4999%	201	40,314,982	12.05	200,572	637	77.19
6.5000% - 6.9999%	370	73,477,627	21.95	198,588	620	80.36
7.0000% - 7.4999%	287	47,843,773	14.30	166,703	614	82.85
7.5000% - 7.9999%	378	60,251,278	18.00	159,395	600	83.45
8.0000% - 8.4999%	192	27,517,952	8.22	143,323	589	83.01
8.5000% - 8.9999%	242	27,937,383	8.35	115,444	577	82.67
9.0000% - 9.4999%	92	8,825,017	2.64	95,924	570	80.28
9.5000% - 9.9999%	104	8,327,963	2.49	80,077	583	82.01
10.0000% - 10.4999%	57	3,781,567	1.13	66,343	576	82.47
10.5000% - 10.9999%	89	4,935,220	1.47	55,452	574	84.21
11.0000% - 11.4999%	65	3,414,898	1.02	52,537	561	81.91
11.5000% - 11.9999%	45	1,739,626	0.52	38,658	545	71.92
12.0000% - 12.4999%	31	957,665	0.29	30,892	566	73.22
12.5000% - 12.9999%	13	379,191	0.11	29,169	599	71.79
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

Original Loan-to-Value Ratios of Group II Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	99,951	0.03	99,951	577
15.01% - 20.00%	2	219,655	0.07	109,828	642
20.01% - 25.00%	2	229,647	0.07	114,823	550
25.01% - 30.00%	2	234,695	0.07	117,348	580
30.01% - 35.00%	7	820,262	0.25	117,180	580
35.01% - 40.00%	10	1,376,395	0.41	137,640	605
40.01% - 45.00%	9	1,673,754	0.50	185,973	605
45.01% - 50.00%	17	3,124,819	0.93	183,813	592
50.01% - 55.00%	18	3,398,956	1.02	188,831	598
55.01% - 60.00%	40	8,146,251	2.43	203,656	590
60.01% - 65.00%	74	14,686,779	4.39	198,470	578
65.01% - 70.00%	90	17,756,779	5.31	197,298	563
70.01% - 75.00%	122	24,701,692	7.38	202,473	569
75.01% - 80.00%	656	107,116,079	32.01	163,287	615
80.01% - 85.00%	189	33,905,108	10.13	179,392	593
85.01% - 90.00%	523	84,451,133	25.23	161,474	624
90.01% - 95.00%	129	10,692,814	3.19	82,890	633
95.01% - 100.00%	396	22,049,488	6.59	55,681	652
TOTAL:	2,287	334,684,258	100.00	146,342	609

Original Combined Loan-to-Value Ratios of Group II Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	99,951	0.03	99,951	577
15.01% - 20.00%	2	219,655	0.07	109,828	642
20.01% - 25.00%	2	229,647	0.07	114,823	550
25.01% - 30.00%	2	234,695	0.07	117,348	580
30.01% - 35.00%	7	820,262	0.25	117,180	580
35.01% - 40.00%	10	1,376,395	0.41	137,640	605
40.01% - 45.00%	9	1,673,754	0.50	185,973	605
45.01% - 50.00%	17	3,124,819	0.93	183,813	592
50.01% - 55.00%	18	3,398,956	1.02	188,831	598
55.01% - 60.00%	40	8,146,251	2.43	203,656	590
60.01% - 65.00%	74	14,686,779	4.39	198,470	578
65.01% - 70.00%	89	17,651,841	5.27	198,335	563
70.01% - 75.00%	122	24,701,692	7.38	202,473	569
75.01% - 80.00%	652	106,520,723	31.83	163,375	615
80.01% - 85.00%	178	32,731,456	9.78	183,885	593
85.01% - 90.00%	400	67,558,929	20.19	168,897	634
90.01% - 95.00%	220	23,953,121	7.16	108,878	606
95.01% - 100.00%	444	27,555,330	8.23	62,062	638
TOTAL:	2,287	334,684,258	100.00	146,342	609

Geographic Distribution of Mortgaged Properties of Group II Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	294	57,756,739	17.26	196,451	607	77.06
Florida	329	43,434,050	12.98	132,018	608	82.56
New York	117	27,534,758	8.23	235,340	601	76.52
New Jersey	128	26,806,792	8.01	209,428	606	79.33
Illinois	157	19,038,438	5.69	121,264	627	85.27
Maryland	104	18,426,529	5.51	177,178	601	79.97
Georgia	160	16,871,693	5.04	105,448	616	84.63
Other[1]	294	57,756,739	17.26	196,451	607	77.06
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Group II Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	1,232	229,273,786	68.50	186,099	596	78.52
Purchase	1,003	95,933,152	28.66	95,646	638	87.00
Rate/Term Refinance	52	9,477,321	2.83	182,256	618	83.37
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

Mortgage Loan Documentation Type of Group II Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	1,759	250,792,468	74.93	142,577	610	82.84
Stated Income	528	83,891,790	25.07	158,886	606	75.84
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

Occupancy Types of Group II Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	310	43,876,385	13.11	141,537	653	84.94
Primary Residence	1,960	287,844,126	86.00	146,859	602	80.47
Second/Vacation	17	2,963,748	0.89	174,338	633	84.62
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

Mortgaged Property Types of Group II Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Two- to four- family units	195	40,112,825	11.99	205,707	620	80.12
Condominium	163	18,853,008	5.63	115,663	619	82.78
PUD	107	13,992,848	4.18	130,774	609	82.55
Single-family detached	1,822	261,725,577	78.20	143,647	607	81.04
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

Prepayment Penalty Terms of Group II Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	550	73,418,863	21.94	133,489	617	82.19
12 Months	240	38,838,308	11.60	161,826	610	79.68
24 Months	1,220	178,004,387	53.19	145,905	602	82.17
36 Months	277	44,422,700	13.27	160,371	624	76.17
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

Interest Only Terms of Group II Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Not Interest Only	1,942	273,629,659	81.76	140,901	605	80.70
24 Months	61	11,230,441	3.36	184,106	617	83.62
36 Months	7	1,437,882	0.43	205,412	662	90.75
60 Months	277	48,386,277	14.46	174,680	626	82.42
TOTAL:	2,287	334,684,258	100.00	146,342	609	81.09

Contact Information

Contacts

MBS Trading

Scott Eichel — Tel: (212) 272-5451
Sr. Managing Director — seichel@bear.com

Chris Scott — Tel: (212) 272-5451
Sr. Managing Director — cscott@bear.com

MBS Structuring

Keith Lind — Tel: (212) 272-5451
Vice-President — klind@bear.com

MBS Banking

Ernie Calabrese — Tel: (212) 272-9529
Managing Director — ecalabrese@bear.com

Robert Durden — Tel: (212) 272-5714
Analyst — rdurden@bear.com

Syndicate

Carol Fuller — Tel: (212) 272-4955
Managing Director — cfuller@bear.com

Angela Ward — Tel: (212) 272-4955
Vice-President — award@bear.com

Rating Agencies

Justin Hansen – S&P — Tel: (212) 438-7334
justin_hansen@standardandpoors.com

Greg Gemson – Moody's — Tel: (212) 553-2974
Gregory_gemson@moodys.com